SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

April 22, 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosures:

A press release dated April 22, 2002 announcing adjustments to the Aventis management team; ***and***

An announcement regarding the combination of Aventis' therapeutic proteins business, Aventis Behring, with Bayer Biological Products.

Aventis

Press Release

Your Contact:
Carsten Tilger
Head of Media Relations
Tel.: + 33 (0)3 8899 1114
Carsten.Tilger@aventis.com

April 22, 2002

AVENTIS ADJUSTS INTENDED MANAGEMENT TEAM:

Richard J. Markham and Patrick Langlois to become Vice Chairmen of Management Board

Heinz-Werner Meier to join Management Board

Strasbourg, France – After the unexpected and untimely death of Horst Waesche, the designated Vice Chairman of the Management Board of Aventis, in mid-March, Aventis announced today adjustments to its intended new management team:

- In addition to their already announced responsibilities at the newly composed Management Board of Aventis, Richard J. Markham and Patrick Langlois will become Vice Chairmen of the Management Board.
- In addition to the designated six members of the Management Board, Heinz-Werner Meier, currently Managing Director of Aventis Pharma Germany, will become a member of the Management Board and Executive Vice President for Human Resources.

Taking into account these adjustments to the management team, which is expected to be elected by the Supervisory Board on May 14, 2002, the Management Board of Aventis will then be comprised of:

- **Igor Landau**, Chairman of the Management Board of Aventis.
- **Richard J. Markham**, Vice Chairman of the Management Board and Chief Operating Officer.
- **Patrick Langlois**, Vice Chairman of the Management Board and Chief Financial Officer.

Aventis

- **Frank L. Douglas**, member of the Management Board and Executive Vice President for Drug Innovation and Approval.
- **Heinz-Werner Meier**, member of the Management Board and Executive Vice President for Human Resources.
- **Dirk Oldenburg**, member of the Management Board, Executive Vice President and General Counsel.
- **Thierry Soursac**, member of the Management Board and Executive Vice President for Commercial Operations.

Heinz-Werner Meier will keep his current responsibility as Managing Director of Aventis Pharma Germany until a successor has been named.

René Pénisson, currently Executive Vice President for Human Resources, will become counselor to the Management Board responsible for special missions; he will participate in the future Management Board meetings.

As announced, the Supervisory Board of Aventis had reviewed on March 6, 2002 on the resolutions to be proposed to the shareholders of Aventis at the Annual General Meeting (AGM) on May 14, 2002. These resolutions comprise among others the election of Jürgen Dormann, currently Chairman of the Management Board, and Jean-René Fourtou, currently Vice Chairman of the Management Board, to become additional members of the Supervisory Board. After these resolutions have been accepted, at its meeting immediately following the AGM the Supervisory Board of Aventis would elect Jürgen Dormann to become Chairman and Jean-René Fourtou to become Vice Chairman of the Supervisory Board.

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in

Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Note to editors:
For your reference, you will find related press releases in our media center at: www.aventis.com/media

- Jürgen Dormann to become Chairman of future Aventis Supervisory Board, Jean-René Fourtou to become Vice-Chairman, dated March 6, 2002

- Aventis Management Board Member Horst Waesche Passes Away, dated March 13, 2002

and CV´s of the Board members at: www.aventis.com/boardcvs

From: Aventis-IR SA/FR
Sent: Monday, April 22, 2002 3:49 AM
Subject: Aventis 2001 core business information excluding Aventis Behring

TO OUR SHAREHOLDERS & KEY ANALYSTS

Following the announcement at the end of February 2002 of our intent to combine our therapeutic proteins business Aventis Behring with Bayer Biological Products, we no longer categorize Aventis Behring business as a "core business" for Aventis. Consequently, we will deconsolidate this business from our core business P&L beginning with the first quarter of 2002. To facilitate comparison with 2001, attached is a document containing information on Aventis "core business" income statements for each of the quarters in 2001 as well as for the full year. We will report our results for the first quarter of 2002 on Tuesday, April 30.

Aventis and Bayer will own the combined plasma businesses jointly, though Bayer will have a majority stake. Aventis will have various options regarding its future stake in this business.

Please contact John, Felix or myself if you have any questions.

Sincerely

Arvind K. Sood
Sr. VP, Investor Relations & Financial Communications
Aventis S.A.
Tel. 33 (0) 3 8899 1246
Fax. 33 (0) 3 8899 1375
Arvind.Sood@aventis.com

John Gilardi
Tel. 33 (0) 3 8899 1216
Fax. 33 (0) 3 8899 1375
John.Gilardi@aventis.com

US Contact :
Felix Lauscher
Tel. (1) 908 243 7867
Fax. (1) 908 243 7767
Felix.Lauscher@aventis.com

Aventis restated Core Business excluding Aventis Behring
Selected Financial Data Related to Consolidated Income Statement 2001 (1)

in million €	Q1/2001	Q2/2001	Q3/2001	Q4/2001	TOTAL
Net sales	**3 842**	**4 175**	**4 134**	**4 425**	**16 576**
Cost of goods sold	(1 056)	(1 072)	(1 127)	(1 164)	(4 418)
Gross margin (as % of sales)	**72,5%**	**74,3%**	**72,7%**	**73,7%**	**73,3%**
SG&A and other operating Inc. / Exp.	(1 428)	(1 479)	(1 334)	(1 441)	(5 682)
Research & Development	(607)	(754)	(725)	(804)	(2 891)
Restructuring	(6)	2	1	(12)	(16)
Operating profit before goodwill amortization	746	872	948	1 003	3 569
Equity in earnings of affiliated companies	39	58	82	35	214
EBITA (2)	**785**	**930**	**1 031**	**1 038**	**3 783**
Goodwill amortization	(138)	(142)	(141)	(143)	(564)
Interest expenses	(59)	(59)	(59)	(50)	(228)
Miscellaneous non oper. inc. / and exp.	(24)	(25)	(35)	32	(52)
Income before tax	**562**	**704**	**796**	**876**	**2 938**
Tax	(217)	(271)	(306)	(337)	(1 131)
Minority interests	(11)	(14)	(10)	(13)	(48)
Preferred remuneration	(31)	(29)	(18)	(50)	(128)
Net Income	**304**	**389**	**461**	**476**	**1 630**
Average number of outstanding shares (3)	*786*	*786*	*786*	*792*	*788*
EPS in € per share	**0,39**	**0,49**	**0,59**	**0,60**	**2,07**
EPS before goodwill amortization in € per share	**0,56**	**0,68**	**0,77**	**0,78**	**2,79**
EBITDA	**985**	**1125**	**1224**	**1249**	**4582**

(1) unaudited.
(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies
(3) in million of shares
Percentages are calculated before rounding the data in million euros

Aventis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: April 22, 2002

By:

Name: Dr. Dirk Oldenburg

Title: General Legal Counsel

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com · Telephone 00 33 3 88 99 12 87 · Fax 00 33 3 88 99 13 64 · dirk.oldenburg@aventis.com ·
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim

Aventis, société anonyme à Conseil de Surveillance et à Directoire, au capital de 3,002,059,625 € - 542 064 308 RCS Strasbourg